December 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington D.C. 20549
Attention:	Jonathan Wiggins
William Demarest

RE:	Interval Leisure Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
File No. 1-34062

Dear Mr. Wiggins,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 9, 2011, concerning the Form 10-K described above.

For your convenience, each of the Staff’s comments is repeated in bold below, followed by the response of Interval Leisure Group (the “Company” or “ILG”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Earnings Before Interest, Taxes, Depreciation and Amortization, page 46

1.                                      We note that your non-GAAP measure “EBITDA” includes adjustments to earnings in addition to adjustments for interest, taxes, depreciation, and amortization. Please revise the name of this non-GAAP measure in future filings to distinguish it from EBITDA.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we will in future filings refer to the non-GAAP measure in question as “Adjusted EBITDA” which we will define as “net income excluding, if applicable: (1) non-cash compensation expense, (2) depreciation expense, (3) amortization expense of intangibles, (4) goodwill and asset impairments, (5) income taxes, (6) interest income and interest expense, (7) other non-operating income and expense and (8) unusual or infrequent items.”

Item 8. Financial Statements and Supplementary Data

Note 3 — Goodwill and Other Intangible Assets, page 75

2.                                      We note that you consider your two operating segments to also be your two reporting units. However, we note that you have 50 subsidiaries operating in 14 countries. Please tell us how you determined that there are no components of your operating segments that should be considered reporting units under ASC 350-20-35-33 through 35-46.

RESPONSE TO COMMENT:

The Company determined its reporting units in accordance with Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and Other.” ASC 350-20-20 defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component).” Further, ASC 350-20-35-34 states, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

Our two operating segments consist of the following four components each of which is a separate business as defined in ASC 805, “Business Combinations”:

1.              Membership and Exchange — this operating segment provides travel and leisure related products and services to owners of vacation interests and others primarily through various membership programs, as well as related services to resort developers and/or associations.

•                  Component #1: Interval International’s business (“Interval”), the primary operation of which is the Interval Network, a single global vacation ownership membership exchange network with over 1.8 million members worldwide that benefit from 2,600 participating resorts located in over 75 countries. The Interval Network is comprised of contractual resort and developer affiliations with Interval and not with any of Interval’s subsidiaries. Interval is structured through 41 subsidiaries residing in 14 countries primarily operating as satellite offices, under various structures, that provide limited services such as local call centers which access Interval’s central IT infrastructure. These Interval subsidiaries contribute to the operations of Interval and are not self-sustaining businesses capable of being conducted and managed as a business separate from Interval and its proprietary Interval Network.

•                  Component #2: The membership and exchange related line of business of Trading Places International (“TPI”). This line of business provides exchange services to owners at timeshare properties managed by TPI as well as other direct-to-consumer exchanges that do not require a membership. TPI’s organizational structure consists of three subsidiaries which support both lines of business (see Component #4 below).

2.              Management and Rental — this operating segment provides hotel, condominium resort, timeshare resort and homeowners association management, and vacation rental services to both vacationers and vacation property owners.

•                  Component #3: Aston’s business which is based in Hawaii and concentrates on condominium and hotel management primarily in Hawaii, as well as vacation property rental and related services (including common area and owner association management services for condominium projects). Aston’s business is comprised of six subsidiaries with the primary operating subsidiary being Aston Hotels & Resorts, LLC. We consider these Aston subsidiaries to be one self-sustaining business.

•                  Component #4: The management and rental related line of business of TPI which is based in California and provides property management, vacation rental and homeowners associations management services to timeshare resorts. TPI’s organizational structure consists of three subsidiaries which support both lines of business.

ASC 350-20-35-35 states, “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” Accordingly, the Company also reviews the economic characteristics of the components of our operating segments to determine whether any of those components meet the criteria necessary to aggregate based on similar economic characteristics. As noted in ASC 350-20-55-6, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” In making this determination, the Company considered the economic characteristics outlined in ASC 280-10-50-11 and ASC 350-20-55-7, among others. The most relevant considerations are discussed below:

1.              Manner in which we operate and the nature of our products and services:

•                  The Membership and Exchange operating segment operates as two components which provide similar travel and leisure related products and services to owners of vacation interests and others primarily through various membership programs, as well as related services to resort developers and/or associations. Additionally, the segment manager oversees major aspects of each component, including pricing, products and services.

•                  The Management and Rental operating segment operates as two components which provide similar services which include hotel, condominium resort, timeshare resort and homeowners association management, and vacation rental services to both vacationers and vacation property owners. Additionally, the segment manager oversees major aspects of each component, including products and services and key business relationships.

2.              Nature of production process:

•                  The components of the Membership and Exchange operating segment are service-based businesses which share similar processes of developing and maintaining networks of affiliated resorts, membership and other travel-related products, and relationships with resort developers and/or associations, which are utilized to engage members and customers to transact and consume services.

•                  The components of the Management and Rental operating segment are both dependent on their ability to gain and retain management contracts which earn management and rental services related fees.

3.              Type or class of customer:

•                  The components of the Membership and Exchange operating segment share similar characteristics in their customer bases. These customer bases generally represent a diverse group of individuals who own vacation ownership interests or others seeking travel and leisure related products and services, as well as resort developers and associations that seek a provider of vacation ownership membership and exchange services and other travel-related products to offer their respective purchasers of vacation interests at their resorts.

•                  The components of the Management and Rental operating segment also share similar characteristics in their customer bases which are generally comprised of owners of condominium, hotel and timeshare properties, and their respective homeowners associations, that seek management and property rental services.

4.              Methods and shared resources used to distribute products or provide services:

•                  The components of the Membership and Exchange operating segment deliver their products and services in a similar manner, primarily through operating and maintaining call centers and websites which they use to service and transact with members and customers. Additionally, these components share oversight by common segment management and certain resources such as legal, tax and planning.

•                  The components of the Management and Rental operating segment also deliver their management and rental services in a similar manner. These services are principally delivered through onsite and/or offsite management of the respective resort, property or association. Additionally, rental services include securing guests for both managed hotels and vacation rentals primarily through long-standing relationships with travel partners, including wholesalers, retail travel agents and online travel intermediaries, as well as via call centers and websites.  Additionally, these components share oversight by common segment management and certain resources such as legal, tax and planning.

5.              Long-term financial performance:

•                  Long-term gross margins are expected to be similar for the respective components of both our operating segments.

Based on the preceding guidance and discussion, we concluded the components within each of the Company’s operating segments are businesses that have similar economic characteristics and, therefore, such were aggregated which resulted in each operating segment representing a single reporting unit in accordance with ASC 350-20-35-35. Furthermore, we believe our reporting units are at the level of internal reporting that reflects the manner in which segment management oversees the Company’s operations and to which goodwill is assigned.

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@iilg.com with any questions or to discuss this correspondence.

Very truly yours,

/s/ William L. Harvey
William L. Harvey
Chief Financial Officer